Exhibit 12.1

Rand Logistics, Inc.
Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends
(Amounts in thousands, except the ratios)

	Six Months
	ended
	September 30,	Fiscal Year Ended March 31,
	2014	2014	2013	2012	2011	2010

Earnings:
Pretax Income from continuing operations	$8,943	$10,949	$8,102	$15,247	$6,764	$7,595

Add:
Fixed charges	7,558	9,476	10,805	9,586	6,019	5,609
Amortization of capitalized interest	23	46	32	14	-	-
	16,524	20,471	18,939	24,847	12,783	13,204
Less:
Capitalized interest	(68)	-	(538)	(172)	(201)	-
Total earnings	$16,456	$20,471	$18,401	$24,675	$12,582	$13,204

Fixed Charges:
Total estimated interest within rental expense	$26	$103	$96	$87	$81	$76
Interest expense (excluding deferred financing costs)	6,798	$8,789	9,357	8,309	5,184	5,134
Amortization of deferred financing costs in interest expense	666	$584	814	1,018	553	399
Capitalized interest	68	$-	538	172	201	-
Total fixed charges without preference securities dividends	$7,558	$9,476	$10,805	$9,586	$6,019	$5,609
Preference Security Dividends:	$658	$6,129	$3,173	$2,806	$2,410	$2,371
Total fixed charges plus preference security dividends	$8,216	$15,605	$13,978	$12,392	$8,429	$7,980

Ratios:
Ratio of Earnings to Fixed Charges	2.18	2.16	1.70	2.57	2.09	2.35
Ratio of Earnings to Combined Fixed Charges and Preference Security Dividends	2.00	1.31	1.32	1.99	1.49	1.65